EXHIBIT 99.1

Lombard Medical Acquires Endovascular Stent Graft Developer Altura Medical

Acquisition Expands Lombard Product Portfolio with Simple, Safe and Efficient Ultra-Low Profile Endovascular Stent Graft

CE Mark in Place – European Launch Scheduled for January

IRVINE, Calif., July 30, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced the acquisition of Silicon Valley-based Altura Medical, a privately-held, venture-backed company that has developed an innovative ultra-low profile endovascular stent graft technology that offers a simple and predictable solution for the treatment of standard AAA anatomies.

The terms of the transaction include the issuance of $15 million of Lombard common stock at $4 per share (3,750,000 shares of Lombard common stock subject to certain lock up conditions), the assumption of $5.5 million in bank debt and $2.5 million in certain liabilities and transaction-related costs.

In addition, up to $27.5 million may be paid based on the achievement of certain commercial and regulatory milestones anticipated over the next five years. Under the terms of the agreement, Lombard has the option to pay the additional consideration in either cash or stock.

The Altura endograft system received CE Mark in 2015 and Lombard plans to launch the device in Europe in January 2016 with a broader international roll out later the same year. In the U.S., Lombard intends to file for an IDE (Investigational Device Exemption) from the U.S. FDA in early 2016 with the intent to begin recruitment for a U.S. clinical study later in 2016.

Lombard CEO Simon Hubbert said, "The acquisition of Altura and the launch of its new AAA stent graft will provide a near-term and substantial increase in revenues. In fact, we believe this innovative technology could account for up to 20 percent of our 2016 total revenue. The combination of Altura's technology with our flagship Aorfix™ platform creates a truly patient driven platform that we believe will allow us to capture share from our competitors. The Altura device offers a simple, safe and efficient treatment option for standard AAA anatomy, while Aorfix offers the only on-label solution for patients with Aortic neck angulation up to 90 degrees."

"The Altura device offers a new ultra-low profile stent graft system without compromising the robustness and durability of the wire and graft fabric," said Professor Dierk Scheinert, M.D., Chairman of the Division of Interventional Angiology, University Hospital Leipzig, Germany. Noting that, "The added benefits of this smart system are the ability to reposition during deployment and place each graft accurately to each renal artery enabling physicians to utilize all the available aortic neck. It also removes the need for cannulation and therefore provides a simple, intuitive, safe and consistent deployment system with predictable and shorter procedure times."

"Many patients who present for AAA repair can be treated quickly and efficiently with minimal hospital stay and recovery times," said Stuart A. Harlin, M.D., board certified vascular surgeon, Coastal Vascular & Interventional, Pensacola, FL. "The introduction of an easy-to-deploy AAA stent graft that offers enhanced safety and accuracy on an ultra-low profile delivery system will allow physicians to treat a large percentage of AAA patients more efficiently in the future."

Conference Call

Lombard's management will discuss the acquisition and answer questions during a conference call, which will include a slide presentation, beginning at 5:00 p.m. Eastern Time today, Thursday, July 30, 2015. To join the call, participants may dial 1-855-327-6837 (domestic), 0808-101-2791 (UK toll-free) or 1-631-982-4565 (international). To access the slide presentation and/or listen to a live webcast of the conference call, visit the Events and Presentations page under the Investors tab at www.lombardmedical.com. Phone participants who are accessing the slides from the webcast link should, after completing the registration, click the "Listen by Phone" black box under the smaller screen on the left hand side to turn off the webcast audio and sync the slides to the phone audio.

An archived replay of the webcast will be available shortly following the completion of the call on the Events and Presentations page under the Investors tab at www.lombardmedical.com.

About Altura Medical, Inc.

Founded in 2008 and based in Menlo Park, CA, Altura Medical has developed a next generation endograft technology to treat AAA and other related conditions. The development of Altura's highly differentiated technology was led by experienced technologists and supported by a prestigious syndicate of venture capital investors, including SV Life Sciences, New Leaf Ventures and Advanced Technology Ventures. Andrew Cragg, MD, a prolific physician inventor, entrepreneur and a principal at Intersect Partners, initially conceived the Altura AAA endograft technology.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on device solutions for the $1.6 billion per year abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomies, which are often present in advanced AAA disease. Aorfix has been used to treat more than 4,000 patients worldwide. The Company's lead product, Aorfix™, is the only endovascular stent graft cleared by the U.S. Food and Drug Administration (FDA) for the treatment of AAAs with angulation at the neck of the aneurysm of up to 90 degrees providing physicians in the U.S. with the only 'on-label' endovascular treatment option for patients with this complex AAA anatomy. All other approved grafts are only cleared by the FDA for the treatment of neck angulation up to 60 degrees. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company's current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as "believe," "expect," "future," "anticipate," "look forward to," "intend," "plan," "foresee," "may," "should," "will," "estimates," "outlook," "potential," "optimistic," "confidence," "continue," "evolve," "expand," "growth" or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company's products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's Form 20-F filed with the Securities and Exchange Commission dated April 29, 2015.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc. Simon Hubbert, Chief Executive Officer William J. Kullback, Chief Financial Officer	Tel: +1 949 379 3750 / +44 (0)1235 750 800 Tel: +1 949 748 6764
Pure Communications Matthew H Clawson Susan Heins (Media)	Tel: +1 949 370 8500 / matt@purecommunicationsinc.com Tel: +1 864 286 9597 / sjheins@purecommunicationsinc.com
FTI Consulting (UK) Simon Conway, Victoria Foster Mitchell	Tel: +44 (0)20 3727 1000